Exercise Right Settlement Membership Meeting June 11, 2008 Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574 The following slide presentation was delivered at a Member Meeting of the Chicago Board Options Exchange, Incorporated held on June 11, 2008.

June 11, 2008 2 Agreement in Principle • The current term sheet is an agreement in principle and is subject to negotiation of a definitive class settlement agreement • Definitive agreement is subject to member endorsement • Vote tentatively scheduled for July 17 • More information regarding the definitive agreement will be provided before you are asked to vote on the settlement

June 11, 2008 3 Primary Economics • Plaintiff class will receive an 18% equity interest in a CBOE demutualization plus a cash payout of $300 million • To qualify for the class a person must directly own all of the parts • The amount of equity and cash that can be received for each package is subject to the following caps: – No package can receive more than 50% of what is received for each CBOE seat in a demutualization – No package can receive more than $600,000 • There will be an opportunity to reassemble

June 11, 2008 4 Hypothetical Example: Equity • Assume 100 million shares distributed – 82 million to seat owners: 88,172 shares each – 18 million to class members: Class Members Shares 1331 13,524 1200 15,000 1000 18,000 800 22,500 600 30,000 400 45,000 capped at 44,086 200 90,000 capped at 44,086

June 11, 2008 5 Cash Example • $300 million distributed to class Class Members Cash Received 1331 $225,394 1200 $250,000 1000 $300,000 800 $375,000 600 $500,000 400 $750,000 (capped at $600,000) 200 $1,500,000 (capped at $600,000)

June 11, 2008 6 Other Terms of the Settlement ... • Equity and cash will be distributed at the time of a CBOE demutualization. Equity will be non-voting until after a CBOE liquidity event, such as an IPO or merger • Class members who remain temporary members will be offered trading permits on the same basis as other CBOE members • Prior to demutualization, CBOE will not declare any dividends or other distributions to CBOE members

June 11, 2008 7 Access Fees in Escrow • If a class member qualified as an Eligible CBOT full member on July 1, 2007 (has all the parts), and thereafter paid access fees to CBOE as part of the temporary permit program, they will receive a payment equal to the access fees paid through May 31, 2008, subject to an aggregate cap of $2.8 million • Subject to SEC approval, access fees paid by the above individuals between June 2, 2008 and demutualization will be returned

June 11, 2008 8 Resolution of Legal Issues • The parties will ask the Delaware Court to approve the settlement • Parties will petition court for a non-opt out class • The appeal of the SEC order will be withdrawn • When the settlement is final, the agreement will acknowledge that there no longer are any persons eligible to exercise • CBOE will proceed to demutualize as soon as commercially possible

June 11, 2008 9 Next Steps • Negotiation of definitive settlement agreement • Approval by class representatives and CBOE membership • Approval by Delaware Court • Withdrawal of SEC Appeal • Proceed with demutualization

June 11, 2008 10 Questions?

June 11, 2008 11 Disclaimer This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605. CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.